FLOOR & DECOR HOLDINGS, INC.

2233 Lake Park Drive

Smyrna, GA 30080

July 18, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:                                         Mr. Jay Ingram, Legal Branch Chief
Ms. Kate McHale, Staff Attorney

Re:        Registration Statement (File No. 333-219325)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same may become effective at 5:30 p.m. (Washington D.C. time) on July 19, 2017 or as soon as practicable thereafter.

Please contact Monica Shilling of Proskauer Rose LLP, counsel to the company, at (310) 284-4544 if you have any questions about this letter.

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Sincerely,

FLOOR & DECOR HOLDINGS, INC.

/s David V. Christopherson
David V. Christopherson
Senior Vice President, Secretary and General Counsel

cc: Monica J. Shilling, Proskauer Rose LLP

[Signature Page to Acceleration Request]